Exhibit 99.1

OKYO Pharma Reports New Phase 2 Data Demonstrating Meaningful Improvements in Patient-Reported Quality of Life Outcomes with Urcosimod in Neuropathic Corneal Pain

London and New York, NY, March 18, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced new positive findings from an exploratory analysis of patient-reported outcomes in its recently completed Phase 2 proof-of-concept trial of urcosimod (0.05%) for the treatment of NCP. This new quality-of-life (QoL) data will be presented at the Association for Research in Vision and Ophthalmology (ARVO) 2026 Annual Meeting. The presentation, titled: “First-in-Human Study of Urcosimod to Treat Neuropathic Corneal Pain (NCP) Shows Clinically Meaningful Pain Reduction and Quality-of-Life Improvement in NCP Patients” will detail the Phase 2a clinical trial results, including reductions in pain as measured by the VAS, improvements in patient-reported QoL measures, as well as signals suggesting potential restoration of corneal nerve structure in NCP patients. This event represents a key opportunity to share these new findings with global eye and vision researchers, clinicians, and industry leaders.

In this Phase 2, randomized, double-masked, placebo-controlled study, patients with NCP received either 0.05% urcosimod (n=6) or placebo (n=6) in the Intent-to-Treat (ITT) population. After 12 weeks of treatment, patients receiving urcosimod demonstrated greater improvements across key aspects of emotional well-being and quality of life compared to placebo. These measures were assessed on a 0–10 scale.

Notable improvements included:

●	Enjoying life/relationships with other people: mean change from baseline of −4.5 (IQR −6.00 to −0.75) for urcosimod vs. 0 (IQR −4.75 to 1.25) for placebo.

●	Mood: mean change of −1.5 (IQR −5.25 to 0.25) for urcosimod vs. −0.5 (IQR −4.75 to 2.25) for placebo.

●	Time spent thinking about eye pain: mean change of −3.0 (IQR −5.00 to 0.00) for urcosimod vs. −1.5 (IQR −4.00 to 0.00) for placebo.

(IQR = Interquartile Range)

These secondary findings build on the primary efficacy signals from the trial, where urcosimod previously demonstrated meaningful reductions in pain as measured by the Visual Analogue Scale (VAS). The exploratory patient-reported outcomes data suggest that urcosimod may provide broader therapeutic benefits, contributing to enhanced emotional well-being and overall day-to-day life satisfaction for patients suffering from this debilitating condition.

NCP is a severe, chronic ocular pain disorder with no FDA-approved treatments available, representing a major unmet medical need. These results highlight urcosimod’s potential holistic profile beyond pain reduction alone.

OKYO Pharma remains committed to addressing this significant unmet need and advancing urcosimod through further development. The Company plans confirmatory studies to validate these encouraging exploratory results as part of its ongoing program, including a planned larger multi-center Phase 2b/3 trial.

“We are pleased to see these patient-reported quality-of-life benefits emerging alongside the primary pain reduction signals from urcosimod,” said Flavio Mantelli, MD, PhD, Chief Medical Officer at OKYO Pharma. “Like pain, QoL is a clinically meaningful endpoint, and this exploratory analysis reinforces the holistic therapeutic profile of urcosimod and strengthens our confidence as we advance toward larger confirmatory trials to fully characterize its potential in addressing the profound burden of NCP.”

“We are encouraged by the consistent improvements observed across key patient-reported outcomes, including time spent thinking about eye pain and functional measures such as mood and enjoying activities, compared with placebo,” said Raj Patil, Ph.D., Chief Scientific Officer at OKYO Pharma. “These findings support the potential of urcosimod therapy to meaningfully impact patients living with neuropathic corneal pain, a debilitating condition without FDA-approved therapy.”

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2a trial involving 18 neuropathic corneal pain subjects. Urcosimod has shown significant pain reduction in an earlier 240 subject Phase 2, multi-center, double-masked, placebo-controlled trial in DED, which supports the development rationale in NCP.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in subjects with NCP and plans to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2025. The company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements, except as may be required by law.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com